

May 28, 2014

<u>Via E-mail</u>
Mr. Brian Pappas
Chief Executive Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

> **Re: Creative Learning Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 14, 2014**
> **Form 10-Q for the Quarter Ended December 31, 2013**
> **Filed February 13, 2014**
> **File No. 000-52883**

Dear Mr. Pappas:

We issued comments to you on the above captioned filings on April 28, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 11, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director